SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc (“Prudential”)

ANNUAL REPORT AND ACCOUNTS 2012

Prudential today announces its Annual Report and Accounts 2012 is available to view on the Group’s website at www.prudential.co.uk This follows the release of its audited results for the year ended 31 December 2012 on 13 March 2013. A copy of the Annual Report and Accounts 2012 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. Printed copies of the Annual Report and Accounts 2012 will be posted to those shareholders who have requested it on or around 12 April 2013.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Julia Herd, Group Secretariat

Tel: 020 3480 6249

Name and signature of duly authorised officer of issuer responsible for making notification:

Alan F. Porter, Group Company Secretary